UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 31)*

Under the Securities Exchange Act of 1934

BLUEFLY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

096227301

(CUSIP Number)

Stephen M. Vine, Esq.

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

One Bryant Park

New York, New York 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 9 Pages

CUSIP No. 096227301	Page 2 of 9 Pages

1	Names of Reporting Persons Quantum Industrial Partners LDC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable.
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 096227301	Page 3 of 9 Pages

1	Names of Reporting Persons QIH Management Investor, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable.
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 096227301	Page 4 of 9 Pages

1	Names of Reporting Persons QIH Management LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable.
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 096227301	Page 5 of 9 Pages

1	Names of Reporting Persons Soros Fund Management LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable.
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 096227301	Page 6 of 9 Pages

1	Names of Reporting Persons George Soros (in the capacity described herein)
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable.
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 096227301	Page 7 of 9 Pages

This Amendment No. 31 supplementally amends the initial statement on Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the “Initial Statement”), filed by the Reporting Persons (as defined herein). This Amendment No. 31 is being filed by the Reporting Persons to report that on May 23, 2013, Quantum Industrial Partners LDC sold Shares to Runway Acquisition Sub, Inc., and, pursuant to a merger transaction, the Shares held by George Soros were automatically converted into the right to receive $0.10 per share in cash, without interest. In addition, this Amendment No. 31 reflects that SFM Domestic Investments LLC (“SFM Domestic Investments”) has been liquidated and is no longer a Reporting Person.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.	Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Quantum Industrial Partners LDC (“QIP”), which has a principal address at Kaya Flamboyan 9, Willemstad, Curacao;

(ii) QIH Management Investor, L.P. (“QIHMI”);

(iii) QIH Management LLC (“QIH Management”);

(iv) Soros Fund Management LLC (“SFM LLC”); and

(v) Mr. George Soros (“Mr. Soros”).

This Statement relates to the Shares and other securities convertible into Shares held for the accounts or benefit of QIP and Mr. Soros. QIHMI is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC. SFM Domestic Investments has been liquidated and is no longer a Reporting Person.

Item 4.	Purpose of Transaction.

On May 23, 2013, QIP sold 6,480,070 Shares to Runway Acquisition Sub, Inc. (the “Purchaser”) at a price of $0.0076 per Share.

On the same day, the Issuer entered into a Stock Purchase Agreement with the Purchaser, pursuant to which the Purchaser consummated a “short form” merger (the “Merger”). In connection with the closing of the Merger, the Shares held by Mr. Soros were automatically converted into the right to receive $0.10 per share in cash, without interest.

Item 5.	Interest in Securities of the Issuer.

The total number of Shares outstanding is 28,598,933 Shares outstanding as of May 15, 2013 pursuant to Issuer’s Form 10-Q, filed May 17, 2013.

(a) (i) Each of QIP, QIHMI, QIH Management, and SFM LLC may be deemed the beneficial owner of no Shares (0% of the total number of Shares outstanding).

CUSIP No. 096227301	Page 8 of 9 Pages

(ii) Mr. Soros may be deemed to be the beneficial owner of no Shares (0% of the total number of Shares outstanding).

(b) (i) Each of QIP, QIHMI, QIH Management, and SFM LLC may be deemed to have the sole power to direct the voting and disposition of no Shares.

(ii) Mr. Soros may be deemed to have the sole power to direct the voting and disposition of no Shares.

(c) Except as otherwise described herein, there have been no transactions effected with respect to the Shares in the past 60 days by any of the Reporting Persons.

(d) The shareholders of QIP, including Quantum Partners LP, a Cayman Islands exempted limited partnership, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

(e) May 23, 2013.

CUSIP No. 096227301	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 28, 2013

QUANTUM INDUSTRIAL PARTNERS LDC

By:	/s/ Jodye Anzalotta
Name:	Jodye Anzalotta
Title:	Attorney-in-Fact

QIH MANAGEMENT INVESTOR, L.P.

By:	QIH Management LLC,
its General Partner

	By:	Soros Fund Management LLC,
its Managing Member

	By:	/s/ Jodye Anzalotta
	Name:	Jodye Anzalotta
	Title:	Assistant General Counsel

QIH MANAGEMENT LLC

By:	Soros Fund Management LLC,
its Managing Member

	By:	/s/ Jodye Anzalotta
	Name:	Jodye Anzalotta
	Title:	Assistant General Counsel

SOROS FUND MANAGEMENT LLC

By:	/s/ Jodye Anzalotta
Name:	Jodye Anzalotta
Title:	Assistant General Counsel

GEORGE SOROS

By:	/s/ Jodye Anzalotta
Name:	Jodye Anzalotta
Title:	Attorney-in-Fact